UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 25, 2010

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 25, 2010	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer

France Telecom

2009 results

Didier Lombard, Chairman & CEO
Stéphane Richard, CEO designate
Gervais Pellissier, Deputy CEO & CFO

February 25th 2010

france telecom

orange

cautionary statement

This presentation contains forward-looking statements about France Telecom's business, in particular for 2010 and 2011. Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, overall trends in the economy in general and in France Telecom's markets, the effectiveness of the integrated operator strategy including the success and market acceptance of the Orange brand and other strategic, operating and financial initiatives, France Telecom's ability to adapt to the ongoing transformation of the telecommunications industry, regulatory developments and constraints, as well as the outcome of legal proceedings and the risks and uncertainties related to international operations and exchange rate fluctuations.

More detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French *Autorité des Marchés Financiers* and in the Form 20-F filed with the U.S. Securities and Exchange Commission. Except to the extent required by law, France Telecom does not undertake any obligation to update forward-looking statements.

agenda

1 FY09 Group highlights

Didier Lombard
Chairman and CEO

france telecom

orange™

2009 highlights

dynamic commercial trends	▪ fixed broadband base at 13.5m (+4.1% yoy) – o/w 23.8% IPTV & satellite customers ▪ mobile base at 132.6m (+8.8% yoy) – o/w 20.2% mobile broadband customers
limited EBITDA margin erosion	▪ limited margin erosion (-0.6pt*) thanks to dynamic cost management
organic cash flow delivered	▪ organic cash flow slightly above guidance, at €8.35bn ▪ a 1.4 € dividend for FY09 will be proposed to the General Assembly of June 9th and the 0.8€ balance will be paid on June 17th, 2010
2 major in-market deals	▪ joint venture with T-Mobile in the UK ▪ acquisition of Sunrise in Switzerland ▪ FT Espana minorities buy out ▪ new operations launched in Uganda and Armenia, Tunisia on track
French social negotiations are underway	▪ part-time senior plan signed ▪ new social contract: ongoing signature of agreements ▪ nearly 4,800 apprentices hired

* including the UK and restated from EUR 964m litigation on taxe professionelle and EUR 569m accrual for the French part-time senior plan

2009 commercial success accross our footprint

France

- 26.3m mobile customers, 47% network market share
- FY09 mobile net adds: +1,133k (+16% vs 08)
- 1m iPhone sold
- +7% yoy fixed broadband subscribers at 8.9m

Poland

- 13.7m mobile customers, stabilised market share at 30%
- FY09 mobile contract net adds: +456k
- mobile contract customer base +7.4% yoy
- +4% yoy fixed broadband subscribers at 2.3m

UK

- 16.5m mobile customers
- FY09 mobile net adds: +519k (+47% vs 08)
- 222k iPhone sold during 4Q09

Spain

- 11.9m mobile customers
- FY09 mobile net adds: +505k (+78% vs 08)
- 1.1m fixed broadband customers

Row

- 64.2m mobile customers +16.5% yoy
- FY09 mobile net adds: +9.1m
- +40% fixed broadband subscribers at 374k


+5.7% Group customers
over 7m smartphones sold

revenues stabilized in 4Q in spite of increasing weight of regulation

organic revenue growth per quarter (including the UK)


group organic growth excluding regulatory impact (in %) **
composite weighted GDP growth on Orange footprint (in %)*
group organic growth (in %)
+5.8
+6.5
+4.3
+3.1
+1.7
+0.4
-0.9
-0.2
+3.7
+4.1
+2.3
+1.7
+0.4
-1.3
-3.7
-3.0
+2.8
+2.1
+1.0
-1.0
-2.8
-2.8
-2.3
-0.8
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09

insight

- total regulatory impact on revenue of -€364m in 4Q09, in line with 3Q09
- 2H09 significantly more impacted than 1H09 due to regulatory MTR cuts in France and Poland from July

* source: IMF, France Telecom estimates
** regulatory impact: Mobile Termination Rate decrease, wholesales and retail prices and roaming

2009 financial performance above expectations

in m€	2008 comp. basis	2009 incl. UK	var. comp basis	key points
revenue	51,957	50,952	-1.9%	▪ FY excl. regulation: +0.2% yoy (1H09: +1.0% and 2H09: -0.6%) ▪ 4Q09: -3.0% yoy and -0.2% excl. regulation
EBITDA restated*	17,913	17,254	-3.7%	▪ FY EBITDA margin erosion limited to -0.6pt thanks to better 2H
in % of rev	34.5%	33.9%	-0.6pt	▪ excluding regulation, EBITDA margin would have been flat
CAPEX	6,688	5,659	-15.4%	▪ continued controlled CAPEX, adjusted to the level of traffic in the different countries
in % of rev	12.9%	11.1%	-1.8pts	
organic cash flow	8,016	8,350	+4.2%	▪ cash-flow slightly above guidance due to capex phasing

*restated from 964m€ litigation from taxe professionnelle and EUR 569m accrual for the French part-time senior plan in 2009 (actual 2009 EBITDA = 15,721m€)

separation of functions as of 1st of March

Didier Lombard
Chairman of France Telecom

- ensures corporate bodies are respecting best governance practices
- contributes to the definition of technological strategy
- may represents the Group in high level discussions with government authorities, partners and clients

Stéphane Richard
CEO of France Telecom

- in charge of general management and chairs the executive committee
- acts on behalf of the Company
- responsible for the periodic reporting of the Group's results and the outlook to shareholders and reports on significant Group activities to the Board

15 board members

of which

- **7** independent members
- **4** employees representatives
- **3** representing the French State

new executive committee

sustained customer acquisition in fixed and mobile

total group customers


in millions
+9% CAGR
125
71
54
193
61
132
Orange branded
2004
2009

mobile group customers*


in millions
+16% CAGR
63
133
106
27
mobile broadband
2004
2009

* excluding MVNOs customers

ADSL group customers


in millions
+21% CAGR
5.1
13.4
2004
2009

enterprise highlights


advanced and extended business revenues (bn€)
+10% CAGR
2.4
3.5
2005
2009
IPVPN customers (k)
+23% CAGR
117
323
2004
2009

the group is ahead of peers in core business renewal and recognized as the innovation leader in key technologies

VoIP group customers (in million)

#1 in Europe, VoIP subscriber base*


+119% CAGR
7.6
0.2
2004
2009

* source : Idate, end of 2008 ranking

digital TV group customers (in million)

#1 in Europe, pay IPTV subscriber base*


+116% CAGR
3.2
0.1
2004
2009

* source : Idate, end of 2008 ranking

landmark convergent offers

Internet Everywhere	1 800 000 customer	in 28 countries
Business Everywhere	1 400 000 customers	
Flybox	launched in 7 countries	

global Orange labs presence


best technology breakthrough for Orange mobile high definition (HD) voice
UK
France
Beijing
Warsaw
Spain
Tokyo
San Francisco
Amman
Cairo

over 2005-2009, the Group has significantly improved the compensation and training offered to its employees

evolution of average employee wage, Group

2005-2009 period, proforma yearly change


3,5%
4,0%
2,4%
2,5%
13,0%
CAGR +3,1%
'05-06
'06-07
'07-08
'08-09
_ 05-09

evolution of average employee wage, France

2005-2009 period


+3,1% / year
average wage increase
average inflation rate: +1.5%

evolution of collective incentives in France

2005-2009 period


recurrent annual reward (k€ / employee)
+13,3%
4,1
4,6
2005
2009
non-recurrent reward paid and free shares programme (k€/employee)
2,9
_ 05-09

evolution of investment in training, FTSA

2004-2009 period


training costs (m€)
1,8x
147
262
2004
2009
annual training hours per employee
2,3x
15
34
2004
2009

steady international development

serving consumers in 32 countries in 2009, up from 19 in 2004

Africa and Middle East development

customers (in million)


+46% CAGR
42.5
6.4
2004
2009

total revenues (in bn €)


+19% CAGR
3.4
1.4
2004
2009

net M&A investment over 2006-2009

- selective and cautious M&A with a focus on fast growing markets


+ 3,7 €bn
- 4.7 €bn
06-09 divestment
06-09 acquisition

main transactions over 2006-2009

greenfield operations & footprint extension	acquisition of new skills
Guinea (2007)	Diwan (2006)
Guinea-Bissau (2007)	Neocles (2006)
Niger (2007)	Silicomp (2007)
RCA (2007)	ya.com (2007)
Kenya (2007)	Orca (2007)
Uganda (2008)	GTL (2007)
Armenia (2008)	Cityvox (2008)
Tunisia (2009)	Unanimis (2009)

a high financial performance

net debt

in bn€


-34%
49.8
47.9
42.0
38.0
35.9
32.9*
2004
2005
2006
2007
2008
2009

* excluding commitment on ECMS offer

dividend

€ / share


+24% CAGR
0.48
1.00
1.20
1.30
1.40
1.40
2004
2005
2006
2007
2008
2009

return on invested capital* (%)


14
12
10
8
6
4
2004
2005
2006
2007
2008
orange
Telefonica
T Deutsche Telekom
TELECOM
BT

* ROI is HOLT CFROI expressed in nominal terms ;
source : Credit Suisse ValueSearch™, February 2010

organic cash flow*

in bn€


7.5
6.9
7.8
8.0
8.35
2005
2006
2007
2008
2009

* without PagesJaunes and with Amena and UK operations

over the last three years, total shareholder return for France Telecom stock over-performed the CAC40 and matched the STOXX Telecom



base 100
FT
CAC40
STOXX 600 TELECOM
140
120
100
80
60
40
1/1/07
1/1/08
1/1/09
1/1/10

source: TSR for FT and for CAC40 is Datastream return index for FT and for CAC40; TSR for STOXX 600 Telecom is Datastream return index for the individual stocks composing the STOXX Telecom weighted for each stock market capitalization as of end of 2006.

2 FY09 results & financial outlook

Gervais Pellissier
Deputy CEO & CFO

france telecom

orange™

main impacts on accounts of perimeter changes

in m€	including UK 2009 actual	including UK 2008 comp. basis	including UK 2008 historical	excluding UK – IFRS 5 application 2009 actual	excluding UK – IFRS 5 application 2008 comp. basis	excluding UK – IFRS 5 application 2008 historical
revenue	50,952	51,957	53,488	45,944	46,800	47,699
restated EBITDA (*)	17,254	17,913	18,328	16,327	16,832	17,083
CAPEX	5,659	6,688	6,867	5,304	6,283	6,414
OCF	8,350		8,016	8,350		8,016

insight

- in 2009 and 2010 before UK closing: push down of all revenues and expenses of UK operations at the bottom of the P/L for all periods until closing on a separate line "consolidated net income after tax of discontinued operations"
- in 2010 all proportionate consolidated affiliates (ECMS, Orange Mauritius and Getesa) will be equity accounted in separate line "share of profits & losses of associates"
- UK will be accounted in discontinued activities till the closing and in "share of profits & losses of associates" after the closing

* restated from EUR 964m litigation on taxe professionelle and EUR 569m accrual for the French part-time senior plan

FY 09 stable underlying revenues versus FY08

revenue evolution over the year (including the UK)


in m€
-1.9%
+0.2%
53,488
-1,451
-80
51,957
-1,116
1H: -383m€
2H: -733m€
50,841
+111
50,952
FY08 published
forex
perimeter
FY08 CB*
regulatory impact
FY08 restated from regul.
operational activity
FY09

insight

- revenue impacted by adverse forex effect (-€973m from Zloty and -€647m from Sterling)
- stronger impact of regulation in 2H09 vs 1H09
- positive operational activity performance in 2009 despite difficult macroeconomic situation
  - growth in France and Africa & Middle East
  - mitigated by tough environment in other regions in particular in Poland

* comparable basis

improved revenue trends in 4Q in most of our footprint

organic revenue growth excluding regulatory impact*

	1Q09	2Q09	3Q09	4Q09	
France	+3.0%	+1.7%	+1.1%	+0.5%	• resilient revenues with home stabilizing • personal in 2H impacted by slight ARPU drop
UK	+0.3%	-0.5%	-2.4%	+3.7%	• significant top line recovery in 4Q due to volume effect, equipment revenues and MVNOs
Spain	-0.6%	-1.4%	-0.2%	+1.8%	• in a depressed environment, outperformance vs competitors in mobile offsetting declining fixed activities
Poland	-1.0%	-1.8%	-4.3%	-6.1%	• prepaid price war started in 1Q spreading to contracts in 2H • fixed voice erosion fuelled by fixed to mobile retail price cut in Nov. 09
ROW → Other European	-1.0%	-2.6%	-5.0%	-3.1%	• significant improvement in mature markets in 4Q, confirmed growth in Africa thanks to Egypt, Mali and Ivory Coast
ROW → Africa & Middle East	+4.5%	+7.0%	+4.8%	+6.0%	
Enterprise	+0.4%	-3.8%	-5.0%	-5.5%	• challenging trends in 2H in legacy and continued slowdown in services

* regulatory impact: Mobile Termination Rate decrease, wholesale and retail prices and roaming

contained EBITDA margin erosion

evolution of restated EBITDA* (incl. UK)


in bn€
in % of revenue
08 EBITDA mg before com. costs
09 EBITDA mg before com. costs
4.5
4.3
4.6
4.5
4.8
4.6
4.0
3.9
50.3%
49.5%
50.4%
50.6%
52.4%
51.3%
49.2%
49.8%
1Q08 CB
1Q09
2Q08 CB
2Q09
3Q08 CB
3Q09
4Q08 CB
4Q09

variation of restated EBITDA* margin (incl. UK)


-0.7pt
-0.5pt
0.2pt
-1.7pt
-0.7pt
-0.3pt
1Q09
2Q09
3Q09
4Q09

insight

- limited FY09 EBITDA margin erosion due to cost control and lower restructuring costs
- 4Q EBITDA margin ahead of expectations in spite of strong commercial efforts

*restated from 964m€ litigation from taxe professionnelle and EUR 569m accrual for the French part-time senior plan

sustained commercial performance in all countries

mobile customer base (000'), end of 09: +8.8% yoy



contract
prepaid
+4.5%
17,943
8,391
France
+3.2%
6,903
9,610
UK
+4.4%
6,657
5,221
Spain
-3.3%
6,624
7,090
Poland
+6.1%
9,675
13,851
Other European
+23.5%
39,793
833
Africa & Middle East

broadband customer base (000'), end of 09: +4.1% yoy



+7%
8,933
France
-16%
840
UK
-7%
1,086
Spain
+4%
2,273
Poland
+40%
374
ROW

% of livebox/ ADSL base



2008
2009
79%
83%
France
54%
56%
UK
18%
22%
Spain
23%
31%
Poland

limited revenue erosion with resilience of domestic operations

in m€	FY09 actual	var on comp. basis
France	23,639	+0.1%
personal	10,757	+2.6%
home	14,076	-1.5%
eliminations	-1,194	
UK	5,108	-3.4%
personal	4,931	-2.9%
home	235	-14.9%
eliminations	-58	
Spain	3,887	-4.4%
personal	3,216	-4.3%
home	671	-4.9%
Poland	3,831	-8.8%
personal	1,792	-10.2%
home	2,281	-5.3%
eliminations	-242	
ROW	8,308	-1.2%
Enterprise	7,559	-3.5%
International carrier & SS	1,388	+3.2%
group eliminations	-2,768	
revenue incl. UK	50,952	-1.9%
UK deconsolidation	- 5,008	
revenue	45,944	-1.8%

- France: excluding regulation, revenue +1.6%. Still challenging home trends but good mobile dynamic
- UK: mobile recovery in 4Q with the iPhone improving growth ahead of JV with T-Mobile UK
- Spain: revenues flat excluding regulation, mobile trend benefiting from good customer acquisition
- Poland: value strategy focused on contracts, prepaid recovery in 4Q, ongoing fixed erosion in a competitive market
- ROW: sustained dynamic in Africa & Middle-East over-compensated by mature European countries in a difficult environment especially Romania
- Enterprise: satisfactory resilience in a late-cyclical activity for Enterprise

stabilized EBITDA margin in France and Enterprise, improvement in Spain

in m€	FY09 actual EBITDA restated	% rev	var in pts
France*	9,713	41.1%	-0.3
personal	4,005	37.2%	+0.1
home*	5,708	40.6%	-0.6
UK	939	18.4%	-2.0
personal	1,029	20.9%	-1.5
home	-90	-38.3%	-18.8
Spain	729	18.8%	+3.7
personal	794	24.7%	+1.1
home	-65	-9.7%	+15.9
Poland	1,462	38.2%	-3.2
personal	513	28.6%	-9.0
home	949	41.6%	+0.5
ROW	3,237	39.0%	-2.5
Enterprise**	1,529	20.2%	+0.1
International carrier & SS ***	-355	-25.6%	+2.1
EBITDA restated incl. UK	17,254	33.9%	-0.6
UK deconsolidation	-927	-18.4%	
EBITDA	16,327	35.5%	-0.5

- France: margin rate maintained vs 08 excluding exceptional *
- personal stabilized and home impacted by content & taxes
- UK: lower margin due to higher commercial costs (loyalty and iPhone)
- Spain: substantial margin improvement due to commercial cost optimization and lower network opex
- Poland: adverse regulation weighed on margin but solid cost management
- ROW profitability impacted by new operations, economic difficulties (Romania, Madagascar) and price war in Egypt
- Enterprise: protection of EBITDA margin thanks to G&A optimisation and improved productivity

* restated for the French part-time senior plan provision of 461m€ ** restated from 28m€ from part-time senior provision *** restated from 964m€ litigation from taxe professionnelle and from 80m€ part-time senior plan

FY09 EBITDA margin slightly better than expectations

in m€ in % of revenue (excl. UK)	FY08 CB	FY09 actual	
revenue	46,800	45,944	▸ regulatory impact of -€924m o/w -€606m in 2H
labour costs	(8,405) 18.0%	(8,525) 18.6%	▸ increase of average wage and extra employee incentive schemes
o/w profit sharing & share base payments	(399)	(350)	
interconnection	(6,444) 13.8%	(6,206) 13.5%	▸ regulatory price decrease (+€532m o/w + €352m in 2H) absorbed by higher usage and development of unlimited off-net offers
other IT&N	(2,701) 5.8%	(2,660) 5.8%	▸ increasing costs of new operations in emerging markets
general, properties and others	(5,651) 12.1%	(5,470) 11.9%	▸ TV tax & Chatel law impact (-€178m) ▸ lower restructuring ▸ contingency plan and performance program ▸ depreciation of Sonaecom stake in 08
o/w restructuring	(411)	(213)	
o/w disposals of assets and associates	(244)	19	
EBITDA* pre com. & content	23,599 50.4%	23,083 50.2%	
commercial expenses & content costs	(6,766) 14.5%	(6,756) 14.7%	▸ good management of commercial expenses ▸ full impact of content in 09: -€182m vs 08
EBITDA* restated	16,832 36.0%	16,327 35.5%	▸ regulatory and new taxes EBITDA impact: -€570m (EBITDA margin +0.1pt)

* restated from EUR 569m accrual for the French part-time senior plan within labour costs and from EUR 964m litigation from taxe professionnelle within general, properties and others

substantial benefits from performance programs



actual EBITDA restated* evolution from 2008 to 2009
in m€
- 0.5pt margin rate
18,328
-1,224
-272
16,832
-570
+67
-294
-182
15,853
+474
16,327
o/w +€588m performance programs impact
08 historical
perimeter (UK)
forex
FY 08 CB
regul. and new taxes
revenue excl. regul.
interc. cost
content cost
FY 09 before opex optim.
opex base evol.
09 restated

insight

- FY EBITDA restated margin is down -0.5pts vs 2008 CB, better than our expectations
- organic revenue growth and opex base optimization almost compensated full regulation, interconnection and content costs
- 2009 performance programs impact (+588m€) allowed to absorb mix and volume effects

* restated from EUR 569m accrual for the French part-time senior plan within labour costs and from EUR 964m litigation from taxe professionnelle within general, properties and others

limited decrease in comparable net income, in spite of overall economic slowdown

in m€ and excl. UK	FY08 historical	FY09 actual	
EBITDA restated		16,327	
French taxe professionnelle and part time senior plan		-1,533	
actual EBITDA	17,083	14,794	
depreciation & amortization	-6,859	-6,417	
impairment of goodwill & assets	-279	-518	1
operating income	9,945	7,859	2
financial results	-2,957	-2,299	
tax	-2,899	-2,295	3
net income of discontinued operations	403	200	4
non controlling interests	-423	-468	5
net income Group share	4,069	2,997	
other (provision restatement)	370	1,366	
impairment of goodwill	470	445	
exceptional on deferred tax	215	0	
accrual for employees free share program	57	41	
comparable net income Group share	5,181	4,849	

1
- lower depreciation & amortization benefiting from forex for €216m

2
- impairment test of -400m€ in Poland

3
- 08 Spain liquidity mechanism impact
- debt and cost of debt reduced to 6.54% vs. 6.66% end of 08

4
- drop on tax due to lower profit and 08 differed tax asset lowered in Spain

5
- UK net income is down mainly due to income taxes effect: -43m€ in 09 vs +106m€ in 08

CAPEX have been optimized adapting to customers demand and favouring growth areas

CAPEX evolution over 2009 (-13% excluding UK)



in m€
6,867
-584
163
6,120
-13%
816
5,304
12.8%
13.1%
11.5%
08 published
forex & perimeter (UK)
real estate
08 CB excl. RE
capex cut
2009

up		down	
new operations	+152	2G CAPEX in Western Europe	-173
3G in France: coverage and capacity	+ 57	2G capacity extension in Eastern Europe, Egypt and Dominicana adjusted to traffic evolution	-89
submarine cables	+43		
content platforms	+42		
infrastructure, to support data traffic growth	+87	DSL CAPEX in dense areas	-114
shops	+16	FTTH in France	-65

insight

- sustained effort on 3G coverage: #1 in France with 87% of population end of Dec, in line with regulator's requirement. 85% in Spain and 55% in Poland
- quality of service preserved on our footprint

cash flow slightly above guidance due to Q4 CAPEX phasing

in m€	FY08 published	FY09 actual
EBITDA	18,328	15,721
CAPEX	6,867	5,659
EBITDA – CAPEX (incl. UK)	11,461	10,062
net interest expense cash out	-2,262	- 1,589 ❶
income taxes cash out	-878	-620 ❷
change in WCR	159	775 ❸
licences & spectrum	-209	-93
variation of fixed assets suppliers	-140	-375 ❹
proceeds from sale of assets	233	93
other (cash and non cash items)	-348	97 ❺
- o/w early retirement plan cash out	*-661*	*-484*
organic cash flow, consolidated	8,016	8,350
- organic cash flow, Group share	7,253	7,617
- organic cash flow, minorities share	763	733

❶
- TDIRA repurchase and currency swap unwinding: positive exceptional impact of €563m
- decrease of net interests paid

❷
- lower tax due to lower results in some subsidiaries (Poland, ...)

❸
- include taxe professionnelle for €964m, to be paid in Jan10

❹
- CAPEX reduction impact on fixed asset suppliers

❺
- o/w €569m of non cash senior part time incl. in EBITDA

taxes evolution: no income tax payment in France before 2012

income tax	• 2010-2011: income tax cash out impact is €600-700m per year outside France • the Group should pay income tax in France in 2012
French taxe professionnelle	• in 2009, the French "Taxe Professionnelle" has been replaced by two new taxes that have a neutral impact in short term: – the CET (Contribution Economique Territoriale) based on real estate and added value – the IFER (Imposition Forfaitaire sur les Entreprises de Réseau), a tax on mobile base station & copper lines
tax to finance public channels	• in France, TV tax voted in Feb 2009 has been applied since March (0.9% of retail revenues, ie 150m€ on a full year basis) without re-invoicing it to customers. In Spain, the TV tax application is currently blocked • these 2 countries are under scrutiny by the European Commission on this subject

net debt/EBITDA* ratio stable confirming Group debt financial policy



net debt changes
in m€
35,859
-8,350
3,141
611
708
890
32,859
1,082
33,941
net debt / EBITDA 1.96
o/w acquisition FT Espana 1,387m€ less liquidity mechanism 810m€
o/w Tunisia licence 95m€
o/w TP 233m€
o/w Mobistar 129m€
o/w Sonatel Group 125m€
o/w 652m€ (forex, derivatives, TDIRA buyback)
net debt / restatedEBITDA* 1.90
proportional commitment on ECMS offer
net debt / restatedEBITDA* 1.97
net debt end 08
organic cash flow
dividend
minority remuneration
net impact of FT Espana minorities purchase & other acquisitions
others
net debt end 09 excluding except. items
commitment on ECMS offer
net debt end 09

* EBITDA: including UK

debt management: France Telecom continues to optimize its debt and to enjoy a strong liquidity position

Group liquidity position

in bn €



14.4
13.9
credit lines
9.1
10.1
cash*
5.3
3.8
end of 08
end of 09

* including bank overdrafts

insight

- strong liquidity position at approx. €14bn
- best-in-sector refinancing conditions
  - €5.3bn raised in 2009 at a 4.7% average cost
  - good diversification : 68% of 2009 financing tapped from sources other than the € bond market
- debt optimisation
  - €2.4bn debt repurchased (ow €1.4bn TDIRA, €0.7bn UK leases and €0.3bn opportunistic bond buy back)

gross debt* repayments at the end of Dec.

in bn €



3.7
3.9
2.8
4.4
18.1
bonds
bank loans & other
3.0
3.6
2.5
3.8
17.2
2010
2011
2012
2013
> 2014

* gross debt excluding TDIRA, excluding commitment on ECMS offer, excluding current refinancing (commercial papers, securitization and bank overdrafts) and excluding derivatives

debt structure

Moody's / S&P rating	A3/A-
% of net debt with a fixed rate	81%
% of net debt in €	84%
% of gross debt in bonds	87%
average maturity of net debt	7.3 years
average cost of debt for 2009 (vs. 6.66% for 2008)	6.54%

2010 business trend & guidance

revenue	▪ underlying trend should be flat ▪ expected regulatory measures should impact revenue by almost €1bn
EBITDA margin	▪ same impact from regulation as 2009 ▪ performance program will partially offset margin pressure and commercial cost dynamic
CAPEX rate	▪ ramp-up of FTTH program in France, around €100m ▪ around 12% including FTTH program in France
organic cash flow guidance	▪ confirmed 2009-2011 ambition (3 x €8bn) ▪ €8bn in 2010: – excluding licenses & spectrum – excluding litigation on French "Taxe Professionnelle"

financial policy

confirmeddividend policy	▪ shareholder remuneration of €1.4 per share for FY09 – dividend balance of €0.8 will be paid in cash on June 17th* ▪ interim dividend will be decided depending on 1H10 results and paid in September
M&A	▪ no transformational deal contemplated ▪ in-market consolidation ▪ emerging markets focusing on Africa & Middle-East
net debt	▪ keep net debt/EBITDA ratio below 2 in the mid-term

* payment date: June 17th, ex dividend date: June 14th, record date: June 18th

3 business performance

Gervais Pellissier
Deputy CEO & CFO

FY09 UK financials

robust mobile year-end performance improves 2010 prospects

FY09 key financials

in m€	4Q09	var in CB	FY09	var in CB
revenues	1,290	-1.2%	5,108	-3.4%
personal	1,248	-0.7%	4,931	-2.9%
home	55	-12.9%	235	-14.9%
eliminations	-14		-58	
EBITDA margin			18.4%	-2.0pts
personal			20.9%	-1.4 pts
home			na	na

FY09 mobile revenues*: -2.9%
(+0.9% excl. regulatory impact)



in m€
5,077
67
-192
-180
98
61
4,931
2008 CB
customer base
regulatory impact
voice
non voice
equipment & others
2009

* yoy on CB

insight

- FY09 revenues up +0.2% excluding regulation with an improved trend in the second part of the year
  - mobile revenues up +0.9% excluding regulation with an acceleration in 4Q (+4.4% excluding regulation) thanks to a focus on high-end customers (24 months contracts and from November 09, the successful launch of the iPhone)
  - home revenues decline by €41m due to lower base and reduced portal search volumes
- FY09 EBITDA at €939m and 18.4% margin (-2.0 points versus FY08)
  - mobile EBITDA at €1,029m with a margin down by -1.4 points
    - with substantial commercial investments in high value subscribers leading to higher acquisition and retention costs (-1.2 pts)
    - other opex have been stabilized
  - home EBITDA stabilized at -€90m

FY09 Personal UK KPIs

strong commercial momentum - best ever quarter for contract net adds

mobile customer base mix (000s)


+3.2%
contract
prepaid
15,995
16,514
39%
6,173
+12%
6,903
42%
61%
9,822
9,610
58%
4Q08
4Q09

mobile net additions (000')


112 130 161 160 125 145 194 267
contract
2 20 63 137
prepaid
-128 -104 -270 -142
1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09

insight

- 267k contract net adds in 4Q:
  - iPhone successfully launched in November (222 k sold by the end of 2009)
  - 80% of 4Q09 handset sales on 24 month contracts vs 11% in 4Q08
  - direct distribution increase (417 shops end of 09, +17% yoy)
- quarterly contract churn down to 19.5% vs. 22.6% 4Q08
  - strong handset churn performance
  - offset by penetration of short term SIM only base

quarterly annualised contract churn


handset
other
(sim only,
dongle)
- 3.1 pts
22.6%
19.5%
21.8%
-5.1pts
16.7%
4Q08
4Q09

UK JV on track

regulation	▪ JV document filled to EU on January 11th ▪ remedies under discussions ▪ Office of Fair Trade asked for referral on February 3rd ▪ March 1st: clearance from EC expected ▪ deal closing in 1H 10
business	▪ strong focus kept on day to day business ▪ businesses continue to be managed independently with products, services, distribution strategy and network management unchanged ▪ JV management team will be selected by the end of 1Q10 ▪ £3.5 bn synergies confirmed

FY09 Spain financials

strong EBITDA improvement despite difficult economic environment

FY09 key financials

in m€	4Q09	var in CB	FY09	var in CB
revenues	961	-3.3%	3,887	-4.4%
personal	799	-1.7%	3,216	-4.3%
home	162	-10.3%	671	-4.9%
EBITDA margin			18.8%	+3.7pts
personal			24.7%	+1.1pts
home			-9.7%	+15.9pts

insight

- ongoing recovery in yoy revenues trend (-3.3% in 4Q vs. –4.7% in 3Q and –5.5% in 2Q)
- mobile customer base growth drove revenue recovery. Excluding regulation, 4Q mobile revenues increased by +4.7% (-1.7% after regulation impact)
- FY home revenues -4.9% yoy impacted by PSTN, enterprise & wholesale activity decline
- +19% yoy growth in EBITDA thanks to opex optimization (-8.6% yoy) including lower network costs (better ADSL mix)

FY09 mobile revenue*: -4.3%
(+1% excl. regulatory impacts)



in m€
3,362
+129
-177
-154
+17
+17
+22
3,216
FY08 CB
customer base
regulatory impact
voice
non voice
MVNOs
equipment & others
FY09

FY09 home revenue*: -4.9%



in m€
705
-7
-8
-19
-6
+5
671
FY08 CB
ADSL
PSTN
wholesale & other
interactiv e
other
FY09

* yoy on CB

FY09 Personal Spain KPIs

increasing mobile customer base with data take-off

mobile net adds (000's)



contract
prepaid
123
28
51
1
11
32
23
127
139
120
4Q08
1Q09
2Q09
3Q09
4Q09

mobile customer features (000s)



contract
prepaid
+ 4.4%
11,374
11,879
6,434
+3.5%
6,657
4,940
5,221
FY08
FY09
3G dongles
+90%
185
352
110
75
231
121
BEW
IEW

insight

- continuous customer base increase (+4.4%)
  - strong contract net adds in 4Q (+13% vs. 4Q 08) driven by higher gross adds and churn stabilization
  - prepaid net adds continue positive trend initiated in 3Q: 2H09 net adds up to +247k vs. -14k in 2H08
- ARPU -3.3% excluding regulatory impact
  - voice ARPU decreased by 10.7% due to MTR impact and price reduction
  - non sms data ARPU increase by +22% thanks to mobile broadband penetration (352k 3G dongles end of 2009, +90% yoy)

annual rolling ARPU evolution (EUR)



non sms data
sms
voice
- 8.6%
- 3.3% ex reg.
291
23
17
+22.1%
266
22
21
253
224
4Q 08
4Q 09

FY09 Home Spain KPIs

improved ADSL mix and increased VoIP penetration

Orange ADSL interconnection margin



EBITDA in millions of euros
ADSL interconnection margin/ revenues
50.7%
51.8%
56.5%
62.9%
-94
-86
-33
-32
1H08
2H08
1H09
2H09

fixed broadband customers (000's)



ULL
Non ULL
1,164
1,086
74%
26%
863
301
+2%
880
206
81%
19%
FY08
FY09

insight

- ADSL customer base reduces by -6.7% yoy. Customers under ULL access increase by +2%, now representing 81% of total customer base (+7pts yoy)
- VoIP customers up to 446k end of 09 (+42.5% yoy). Service penetration +14 pts yoy to 41%
- significant EBITDA improvement driven by lower access costs (better mix and wholesale prices) in broadband services and opex reduction

DSL base features

in % of ADSL customers



7%
18%
27%
8%
22%
41%
FY 08
FY09
IPTV
Livebox
VoIP

FY09 Poland financials

regulatory pressure and increasing competition weigh on financial results

FY09 key financials

in m€	4Q09	var in CB	FY09	var in CB
revenues	961	-12.4%	3,831	-8.8%
personal	451	-14.3%	1,792	-10.2%
home	570	-9.2%	2,281	-5.3%
eliminations	-61		-242	
EBITDA margin			38.2%	-3.2pts
personal			28.6%	-9.0pts
home			41.6%	+0.5pts

insight

- revenues down by -12.4% in 4Q09 with:
  - personal revenues suffering from price war, MTR cuts & market maturity
  - home revenues impacted by fixed-to-mobile substitution and a further regulated cut (-21%) in fixed-to-mobile prices (Nov 09)
- full year revenues down by -8.8% but EBITDA margin erosion limited to -3.2 pts due to solid cost management in a challenging environment

FY09 mobile revenue*: -10.2%
(-1.3% excl. regulatory impacts)



in m€
1,995
-26
-179
-17
-6
+25
1,792
FY08 CB
customer base
regulatory impact
voice
non voice
equipment & others
FY09

FY09 home revenue*: -5.3%
(-2.2% excl. regulatory impacts)



in m€
2,408
-224
+12
+86
2,281
FY08 CB
PSTN
internet
wholesale & other
FY09

* yoy on CB

FY09 Poland personal KPIs

improved customer base mix in a mature and competitive market

Orange market share evolution*



volume market share
value market share
32.9%
32.0%
31.1%
31.0%
31.0%
32.1%
31.0%
31.0%
30.8%
30.5%
4Q08
1Q09
2Q09
3Q09
4Q09

* company estimates

mobile customer base mix (000')



contract
prepaid
-3.3%
14,182
13,714
43%
6,168
+7%
6,624
48%
57%
8,015
7,090
52%
FY08
FY09

insight

- market share maintained in a very competitive market
  - better customer mix with +456 k contract net additions o/w +116 k in 4Q09
  - high-ARPU contract customers now represent 48.3% of the customer base
- steady data ARPU limited the erosion of annual rolling ARPU: non voice revenues now represent 25% of 4Q09 ARPU
- 5.5 million (40%) of customers are now mobile broadband enabled (2.5/3G)

annual rolling ARPU evolution (PLN)



voice
data
591
529
77%
457
-13%
396
75%
23%
135
-1.5%
133
25%
4Q08
4Q09

FY09 Poland home KPIs

increased take-up in Livebox usage & TV customers

fixed line market (000's)



wholesale
retail
9,036
855
8,181
8,898
941
7,957
8,746
1,026
7,720
8,605
1,119
7,486
8,452
1,197
7,255
8,301
1,268
7,033
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09

broadband retail customers (000's)



CDMA & Orange BSA
ADSL direct retail
2,154
70
2,084
2,191
96
2,095
2,242
127
2,115
2,267
151
2,116
2,277
176
2,101
2,272
201
2,071
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09

insight

- active fixed lines continued to decline due to fixed-to-mobile substitution
- economic slowdown delayed the take-up of broadband services
- further increases in internet feature usage with Livebox penetration now at 34% of the retail ADSL base and IPTV customers up to 372 k

Livebox and TV client base (000's)



Liveboxes
TV customers
+38%
510
24%*
702
34%*
x 3.3
113
5%**
372
16%**
4Q08
4Q09
4Q08
4Q09

* % of ADSL direct retail

**% of broadband retail customers

FY09 Rest Of the World financials

sustained growth in Africa & Middle East, value leadership maintained in Eastern Europe

FY09 revenues*: -1.2%

in m€	FY08 CB	FY09	var in CB
total ROW	8,409	8,308	-1.2%
▪ Africa & Middle East	3,210	3,376	+5.2%
▪ Europe	4,683	4,414	-5.7%
▪ other countries	548	540	-1.5%
eliminations	-32	-23	

FY09 EBITDA* margin: -2.5 pts



in m€
3,491
41.5%
3,237
39.0%
FY08 CB
FY09

* yoy on CB

insight

- Africa & Middle East: growth of +5.2% yoy driven by Egypt (+€74m), Mali (+€25m), Ivory Coast (+14 m€) and by new operations but reduced by Madagascar (-€12m), impacted by political instability
- European countries: slowdown in revenues of -5.7% yoy impacted by both regulatory effects (excl. regulatory effects, revenues down by -3.0%) as well as the difficult economic situation:
  - revenues -19.5% yoy in Romania driven by the local economic situation (-10.4% restated from currency pricing/billing effect)
  - revenue growth in Mobistar (+2.2%) and in Moldova (+11.8%) offset lower revenues in Slovakia (-5.6%)
  - value leadership maintained across Romania, Slovakia and Moldova
- EBITDA margin down by -2.5 pts yoy, mainly due to the downturn in Romania (-185 m€), start-up costs at new operations (Kenya, Uganda, Armenia, ...) and regulatory effects

FY09 Rest Of the World KPIs

double digit growth in mobile subscriber base

mobile customer base (in million)


growth yoy
total 64.2 16.5%
Egypt 18.1 26.0%
Romania 11.0 6.2%
Senegal 4.6 30.3%
Ivory Coast 3.8 -7,9%
Belgium+Lux 3.5 1.0%
Mali 3.5 25.8%
other countries 19.6 19.5%

data revenues as a % of personal services revenues


Belgium
24%
30%
FY08
FY09
Switzerland
21%
26%
FY08
FY09
Romania
11%
13%
FY08
FY09
Egypt
5%
7%
FY08
FY09

insight

- customer base: strong growth driven mainly by non-European operations such as Senegal, Egypt, Mali and new operations
- market share: leading positions with more than 95% of the customer base in market position #1 or #2
- new services: 150 k customers for “Orange Money” in the Ivory Coast with launch preparations ongoing in Senegal & Mali. 3G licenses obtained in Jordan and Mali
- data revenues: becoming more significant in both mature & emerging markets
- new operations: Orange Uganda launched in 1Q, Orange Armenia in 4Q, planned launch of an integrated fixed/mobile operator in Tunisia with a local partner in 1Q'10

FY09 enterprise financials

EBITDA margin maintained despite growing impact of macro crisis on 2H revenues

FY09 revenues*: -3.5%

in m€	FY08 CB	FY09	Var in CB
total enterprise	7,834	7,559	-3.5%
business network legacy	3,459	3,167	-8.4%
advanced business network	2,081	2,166	+4.1%
extended business services	1,349	1,371	+1.6%
others	945	856	-9.5%

FY09 EBITDA*: -3.1%



in m€
1,578
20.1%
1,529 **
20.2%**
FY08 CB
FY09

insight

- stabilization of revenue decline in 4Q09 at -5.5% yoy (-4.2% excluding equipment resale), in line with 3Q09 (-5.0%)
  - legacy: continuing significant decline in 4Q09 (-11.2% yoy) reflecting changes in customers' behaviors in a very challenging environment
  - advanced: good growth in 4Q09 (+4.6% yoy) driven by VoIP, high speed solutions as well as IP VPN despite market maturity
  - extended: marked revenue decrease in 4Q09 (-3.4% yoy) reflecting lower level of contracts signed this year and exit from unprofitable contracts
- EBITDA margin remains stable, at the high end of the industry range, thanks to:
  - productivity efforts
  - reduction of general expenses and
  - exit from unprofitable businesses

* Yoy comparable basis ** before €28m provision for Part Time Senior

4 France performance

Stephane Richard
CEO designate & Head of France

FY09 France financials
maintained EBITDA margin and stabilized revenues

FY09 France key financials

in m€	4Q09	var in CB	FY09	var in CB
revenues	5,919	-1.6%	23,639	+0.1%
personal	2,704	-1.4%	10,757	+2.6%
home	3,507	-1.8%	14,076	-1.5%
eliminations	-292		-1,194	
EBITDA margin*	-	-	41.1%	-0.3pt
personal	-	-	37.2%	+0.1pt
home **	-	-	40.6%	-0.6pt

* excl. provision for part time senior of 461m€ (otherwise, margin at 39.1%)
** excl. part time senior provision of 461m€ (otherwise, margin at 37.3%)

FY09 mobile revenue: +2.6% yoy on CB
(+5.0% excl. regulatory impacts)



in m€
10 489
+345
-247
-307
+460
+17
10 757
FY08 CB
customer base
regulatory impact
voice
non voice
equipment & others
FY09

insight
- FY09 revenues up +1.6% yoy excl. regulation
  - mobile revenues up by 5.0% excl. regulation driven by volume effect and non voice revenue increase
  - home revenues nearly stable -0.4% excl. regulation with broadband growth almost offsetting PSTN decline
- FY09 EBITDA margin excl. exceptional: -0.3pts yoy
  - personal margin up +0.1pt yoy, thanks to efficient G&A management
  - home margin down -0.6pts yoy excl. part time senior provision: content & taxe rises partly balanced by G&A and lower IT costs

FY09 home revenue: -1.5% yoy on CB
(–0.4% excl. regulatory impacts)



in m€
14 287
-561
+512
-162
14 076
1Q09 = +€14m
2Q09 = -€30m
3Q09 = -€28m
4Q09 = -€6m
FY08 CB
PSTN
internet
wholesale & other
FY09

FY09 France personal KPIs

best commercial performance since 2000

Orange market share evolution*


46.9%
46.6%
46.6%
46.4%
47.0%
43.6%
43.3%
43.1%
42.7%
43.1%
4Q08
1Q09
2Q09
3Q09
4Q09
market share incl MVNO
market share excl MVNO

* company estimates

annual rolling ARPU evolution (EUR)


sms
data
voice
-1% and
+1.6% excl. regul.
398
41
44
313
+20%
394
50
52
292
4Q08 BC
4Q09

insight

- improved market share incl. MVNOs at 47%
  - MVNO customer base: +30% yoy at 2.4m
- highest number of com. acts since 2000 (1.8m dec 09)
- strong success in 2009 of Origami offers
  - 1 million new contract customers over 2009
  - +383k contract net adds in 4Q leading to an estimated conquest share of 51% in 4Q
- good resilience of ARPU despite MTR cut thanks to data
  - non voice revenues: 28.2% of service revenues in 4Q09 (+5.5pt yoy) sustained by mix offer and smartphones penetration
  - 1.1m internet/business everywhere users (x2 yoy)
  - 1.7m iPhone at the end of December

mobile customer base (000')


contract
prepaid
+4.5%
25,202
+137
+213
+233
+383
26,334
16,977
17,943
+597
8,224
-262
-2
-166
8,391
4Q08
1Q09
2Q09
3Q09
4Q09
4Q09

FY09 France home KPIs

growing broadband ARPU in a maturing and competitive market

ADSL market share & conquest share


ADSL conquest share
ADSL market share
49.4%
49.2%
48.7%
48.3%
47.8%*
46.6%
42.6%
26.0%*
28.5%*
29.2%*
4Q08
1Q09
2Q09
3Q09
4Q09

nb: ARCEP figures: 32% in 2Q vs 30% in 3Q, * FT estimates

quaterly broadband ARPU evolution (EUR)*


access
naked DSL "Net" access
services
+7%
33.9
36.2
68%
66%
5%
7%
27%
27%
4Q08
4Q09

* incl. FTTH

insight

- total number of fixed lines still increasing: +2% yoy
  - improving trend of FT line losses in 2009 vs 2008
- stabilization of ADSL conquest market share
  - 116k new ADSL customers in 4Q09 leading to an estimated share of conquest of 29.2% in 4Q
  - promotions on broadband in 4Q ("Net" naked DSL offers)
  - special offers though web channels
- quarterly broadband ARPU +7% yoy:
  - acceleration of naked ADSL offers (32% of ADSL base)
  - 2.8m IPTV subscribers (+45% yoy)
  - success of pay TV packages (1.1m at the end of 09)
  - o/w 663k Orange Sport & Cinema Series customers

copper line market (in million)


wholesale lines
FT PSTN lines only
FT lines with DSL
+2%
28.2
28.8
29.2
5,2
7,0
8,6
15,7
13,5
11,7
7,3
8,3
8,9
-2.2m
-1.8m
+1m
+0.6m
dec 07
dec 08
dec 09

2010 French telco market should continue to be resilient

mobile retail market value evolution



mobile: + 2.3%
consumption +0.7%
GDP: -2.0%
06 Q3
06 Q4
07 Q1
07 Q2
07 Q3
07 Q4
08 Q1
08 Q2
08 Q3
08 Q4
09 Q1
09 Q2
09 Q3

key market trends

- expected retail mobile growth: +2/+3%
- concentration on high end and low end handsets
- second wave of sharp data increase
- quality of service – specially for data - should be a key differentiator
- 4th entrant: anticipation but no pricing disruption in 2010
- MVNOs become the 4th block with a clear aggressiveness in contract

fixed market value evolution



consumption +0.7%
fixed: -1.7%
GDP: -2.0%
06 Q3
06 Q4
07 Q1
07 Q2
07 Q3
07 Q4
08 Q1
08 Q2
08 Q3
08 Q4
09 Q1
09 Q2
09 Q3

- expected broadband growth: +8%
- churner market rather than new comers
- intensification of competition with 4 players
- de-linearized TV take off (VOD, catch-up, ...)
- quad play offers ramp up
- no trend change in PSTN

source: ARCEP, dec 2009

preparing market changes by optimizing our positioning

	mobile	fixed broadband
more segmented approach	• new segments targeted with enriched Origami range: – low prices and low cost – family propositions • development of data usage	• more segmented approach: – launch of an entry lower price proposition – premium – quadruple play
optimal targeting of commercial subsidies	• focus on Customer Life Time value – revamped version of 'mobile change program' – price discounts designed by value segment	• set top box range depending on customer potential • optimization of commercial investments by channel mix

service: a new market standard for customer experience

- customer tailored solutions for mobile, home and internet
- all channels (web, outlets, CS) are integrated

innovation	coaching and advice	reliability	enhanced services
cutting edge handsets 3D image exclusive contents	personal appointments with our technical coaches	transfer and back-up of personal data	handset cleaning, possibility to test latest handsets experience of redesigned TV

FTTH roll-out plan announced in France

- regulatory framework for very high broadband has been clarified
- customers needs have evolved beyond the capabilities of ADSL or cable
- plan geared toward new applications, customer win-back and retention
  - as the most upward scalable technology, FTTH will be deployed in dense areas (zone 1 and denser part of zone 2)
  - open approach to partnerships with other operators and local authorities
- new commercial offer for fiber will be announced at the mid-year

a new ambition for FTTH with areas opened in all regions for a CAPEX of approx. €2bn

areas opened for FTTH (end of period)



Ile de France + 10 urban areas
45 urban areas in all 22 homeland regions
fibre in all 96 homeland and in 3 overseas administrative districts
2009
2012E
2015E

phasing of gross CAPEX over time (in %)



4%
28%
68%
2010
2011-2012
2013-2015



Lille
Valenciennes
Le Havre
Reims
Metz
Brest
Hauts de seine
Paris
Strasbourg
Rennes
Orleans
Nantes
Dijon
Poitiers
Lyon
Grenoble
Bordeaux
Cannes
Toulouse
Montpellier
Nice
Pau
Marseille
Toulon
opened areas up to 2009
opened areas in 2010
projected areas beyond 2010
+ 3 overseas administrative districts opened by 2015

large mobilization of employees and managers to rebuild a strong management culture

Technologia audit and employees forum	on going negotiations with employee representatives
▪ questionnaire sent to our 102,000 French employees → answer rate 80% ▪ individual interviews: 1,000 employees ▪ create new expression dynamics: more than 2,500 local meetings	▪ mobility ▪ work life balance ▪ working conditions ▪ review employee's representatives governance ▪ organization of work ▪ stress at work

new employees agreement under construction

- first immediate measures
  - reinforce the Human Resources structure
  - actions to improve working conditions
  - additional hirings
- first agreement on senior part-time plan signed in Nov 2009
- mobility and work life balance under signature

natural attrition will accelerate in the coming years

pyramid ageing outside France – dec 2009

Group average age is 41.6 years


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
16 18 20 22 24 26 28 30 32 34 36 38 40 42 44 46 48 50 52 54 56 58 60 62 64 66 68 70

France pyramid ageing – dec 2009

France average age is 45.6 years


early retirement plan
8,000
6,000
4,000
2,000
0
18 20 22 24 26 28 30 32 34 36 38 40 42 44 46 48 50 52 54 56 58 60 62 64 66

insight

- four packages from 65% of pay to 80% mixing part-time work and freed-up time
- 14,000 employees eligible over 2010-2012: 10,000 will probably adhere
- provision of €700m, of which €569m accounted in 2009
- impact of this agreement on the Group's cash-flow is neutral

new social agreement will bring soon positive effects

local teams empowerment

empower front-line people and simplify customer relation organization
to improve responsiveness and quality of service

comfort at work

improve working condition to increase productivity and efficiency

restore social dialogue

offer a better social dialogue in order to pursue permanent adaptation
of our organization and processes

employer of choice

become one of the preferred employers of choice in France in order
to retain competences and attract best talents required for the next decade

5 conclusion

Stephane Richard
CEO designate

france telecom

orange™

Group Executive Committee

Stéphane Richard
Chief Executive Officer
French Operations

Jean-Yves Larrouturou
Deputy Chief Executive Officer
International

Gervais Pellissier
Deputy Chief Executive Officer
Finance, Information Systems,
United Kingdom JV

Jean-Philippe Vanot
Deputy Chief Executive Officer
Quality
Corporate Social Responsibility

Christine Albanel
Executive Vice President
Communication, Philanthropy,
Content Strategy

Vivek Badrinath
Executive Vice President
Enterprise Communication Services

Olivier Barberot
Executive Vice President
Human Resources

Thierry Bonhomme
Executive Vice President
Networks, Carriers and
Research & Development

Jean-Paul Cottet
Executive Vice President
Marketing

Delphine Ernotte
Executive Vice President
Deputy for French Operations

Pierre Louette
Executive Vice President
General Secretary

Bruno Mettling
Executive Vice President
Jobs and Skills
Orange Campus

Georges Penalver
Executive Vice President
Strategic Initiatives and Partnerships

Raoul Roverato
Executive Vice President
New Growth Businesses

Olaf Swantee
Executive Vice President
Europe (in International Division)
Sourcing

next steps

March 5th	deadline for the signature of the first social agreement
March 25th	action plan for French operations announcement
April 6th	new organization team taking effect
before summer	presentation of the project : press conference and internal roadshows
3Q 2010	presentation of the project to investors

Orange, the company of choice, creating value for all the stakeholders

customers

provide best network

bring world-class customer experience

give value for money

shareholders

return value

maintain a solid balance sheet

orange™

employees

retain & attract high skilled people

share success

renew social dialogue

civil society

open minded

leverage environmental issues

be socially responsable

appendix

application of IFRS 5 on discontinued activities will impact both UK operations and proportionate consolidated affiliates* like ECMS

	2008 published	2008 actual	2009 actual	2010 bef. closing	2010 after closing
P&L	• UK fully integrated • ECMS* at 71.25%	• UK on discontinued activities • ECMS at 71.25%	• UK on discontinued activities	• UK on discontinued activities	• equity method
			• ECMS at 71.25%	• equity method	• equity method
Organic Cash Flow	• 100% of UK operations organic cash flow	• 100% of UK operations organic cash flow	• 100% of UK operations organic cash flow	• 100% of UK operations organic cash flow	• UK JV dividend paid
	• 71.25% of ECMS organic cash flow	• 71.25% of ECMS organic cash flow	• 71.25% of ECMS organic cash flow	• dividend paid by affiliates in equity method	• dividend paid by affiliates in equity method

* concerns ECMS and all proportionate consolidated affiliates (ECMS, Orange Mauritius and Getesa)